June 24, 2008




08003510

Sharp Corporation
File No. 82-1116

Dear Sirs,

We would like to express our appreciation for your encouraging support of and interest in Sharp Corporation.

According to the Agreement, we herewith enclose the following documents.

	Number
- NOTICE OF RESOLUTIONS OF THE 114TH ORDINARY GENERAL MEETING OF SHAREHOLDERS	1

Yours very truly,

SHARP CORPORATION
Securities & Finance Dept.

June 24, 2008

SHARP CORPORATION

NOTICE OF RESOLUTIONS OF THE 114TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We hereby notify you that the following were reported and resolved at the 114th Ordinary General Meeting of Shareholders of Sharp Corporation (hereinafter referred to as "Sharp"), held on June 24, 2008.

DESCRIPTION

Report:

1. The Business Report, Consolidated Accounts and Audit of the Consolidated Accounts by the Accounting Auditors and the Board of Corporate Auditors for the 114th Term (from April 1, 2007 to March 31, 2008)
2. Accounts for the 114th Term (from April 1, 2007 to March 31, 2008)

A report was made on the contents of the above statements.

Resolution:

Proposal No.1: Appropriation of Surpluses for the 114th Term

The proposal was approved and passed as originally proposed.
Regarding the dividends for the term, it was resolved that an annual dividend of ¥28 per share shall be distributed to shareholders for the term, an increase of ¥2 per share compared to the dividends paid for the previous term. The year-end dividends to be paid shall be ¥14 per share, since interim dividends of ¥14 per share have already been paid on December 3, 2007.

Proposal No.2: Payment of Bonus to Board Members

The proposal was approved and passed as originally proposed.
In consideration of consolidated results of the current term, a total of ¥485,000,000 as Directors' bonus to our twenty-five (25) directors as of the end of the term and ¥37,000,000 as Corporate Auditors' bonus to our five (5) Corporate Auditors as of the end of the term will be paid.

Proposal No.3: Partial Amendment to Articles of Incorporation

The proposal was approved and passed as originally proposed.
The summary of the amendment is as follows:

(1) Procedures related to the exercise of shareholders' rights, including rights to present proposals at General Meetings of Shareholders, were clarified by being stipulated in Sharp Share Handling Regulations.
(Article 12)

(2) Sharp reduced the number of Directors in accordance with an executive officer system to be introduced after the conclusion of this Ordinary General Meeting of Shareholders and changed the wording with regard to the titles of Directors with specific titles.
(Article 19 and Article 21, Paragraph 2)

(3) Sharp established a new provision that allows it to partially exempt Directors and Corporate Auditors from their liabilities, to allow them to fully play their anticipated roles despite increasingly severe management circumstances.
(Article 27 and Article 36, Paragraph 1)

(4) In addition to those above, Sharp made necessary changes to the number of articles accompanying the establishment of new provisions, as well as adjusting some of the phrasing.

Proposal No.4: Election of Ten (10) Directors

Messrs. Katsuhiko Machida, Mikio Katayama, Masafumi Matsumoto, Toshio Adachi, Toshishige Hamano, Yoshiaki Ibuchi, Kenji Ohta, Takashi Nakagawa, Tetsuo Onishi and Nobuyuki Taniguchi [ten (10) Directors] were reelected as Directors. All of the aforementioned have taken office.

Proposal No.5: Election of Two (2) Corporate Auditors

Messrs. Shinji Hirayama and Yoichiro Natsuzumi were newly elected as Corporate Auditors. Both of them have taken office.
They are outside auditors as provided in Article 2, Paragraph 16 of the Corporation Act.

Proposal No.6: Payment of Retirement Remuneration to Retiring Directors and Payment of Retirement Remuneration Incidental to Abolishment of Remuneration System for Directors

The proposal was approved and passed that retirement remuneration shall be paid to sixteen (16) Retiring Directors: Messrs. Shigeo Nakabu, Hiroshi Saji, Masaaki Ohtsuka, Kohichi Takamori, Yoshisuke Hasegawa, Shigeaki Mizushima, Nobuyuki Sugano, Toshihiko Hirobe, Yoshiki Sano, Takashi Okuda, Toshihiko Fujimoto, Takuji Okawara, Takashi Nukii, Toru Chiba, Daisuke Koshima and Masatugu Teragawa, for a maximum total of ¥330,989,000, pursuant to standards prescribed by Sharp, and that the retirement remuneration shall be paid to each of ten (10) Directors reelected by the approval of Proposal No.4 at this Ordinary General Meeting of Shareholders: Messrs. Katsuhiko Machida, Mikio Katayama, Masafumi Matsumoto, Toshio Adachi, Toshishige Hamano, Yoshiaki Ibuchi, Kenji Ohta, Takashi Nakagawa, Tetsuo Onishi and Nobuyuki Taniguchi, for a maximum total of ¥552,019,000, pursuant to standards prescribed by Sharp in order to compensate them for their service during their terms of offices.
It was further approved and passed that the authority to decide the appropriate amount for each Director, timing and method of the payment shall be delegated to the Board of Directors.

Proposal No.7: Payment of Retirement Remuneration to Retiring Corporate Auditors and Payment of Retirement Remuneration Incidental to Abolishment of Remuneration System for Corporate Auditors

The proposal was approved and passed that retirement remuneration shall be paid to three (3) Retiring Corporate Auditors, Messrs. Tomohiro Gonda, Mitsuhiko Iwasaki and Michihiro Ishii, for a maximum total of ¥52,758,000, pursuant to standards prescribed by Sharp, and that retirement remuneration shall be paid to the Corporate Auditors in office, Messrs. Junzo Ueda and Hiroshi Chumon, for a maximum total of ¥9,519,000, pursuant to standards prescribed by Sharp, in order to compensate them for their service

during their terms of offices.
It was further approved and passed that the Corporate Auditors then in office shall be authorized to decide the appropriate amount for each Corporate Auditor, the timing and method of payment and the other details regarding the retirement remuneration to be paid to the Corporate Auditors.

Proposal No.8: Revision of Amount of Remuneration to Directors

The proposal was approved and passed as originally proposed that the amount of monthly remuneration shall be revised to within ¥60 million per month, and that this amount of remuneration shall not include any salary paid to employees who also serve as Directors.

Proposal No.9: Continuation of Plan Regarding Large-Scale Purchases of Sharp Corporation Shares (Takeover Defense Plan)

For the purpose of protecting and enhancing corporate value and the common interests of shareholders, continuation of the Plan Regarding Large-Scale Purchases of Sharp Corporation Shares (Takeover Defense Plan) was approved and passed as originally proposed.

At the Board of Directors' Meeting after the Ordinary General Meeting of Shareholders, the following representative directors and directors who hold posts of responsibility were elected, and all of them have taken office.

Representative Director, Chairman: Katsuhiko Machida
Representative Director, President: Mikio Katayama
Representative Director: Masafumi Matsumoto
Representative Director: Toshio Adachi
Representative Director: Toshishige Hamano
Representative Director: Yoshiaki Ibuchi

At the Board of Corporate Auditors' Meeting after the Ordinary General Meeting of Shareholders, the following full-time corporate auditors were elected.

Full-time Corporate Auditor: Junzo Ueda
Full-time Corporate Auditor: Shinji Hirayama

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